March 30, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

Re:	Registration Statement on Form S-1 for ProShares Trust II (File No. 333-236924)

Dear Ms. Aldave:

On behalf of ProShares Trust II, we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, as of 3:00 p.m. on March 30, 2020, or as soon thereafter as reasonably practicable.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this matter.

Very truly yours,

ProShare Capital Management LLC

By: /s/ Richard F. Morris
Richard F. Morris
General Counsel